BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23    A Publicly Held Company            NIRE. 35300010230

                Authorized Capital: up to 200,000,000,000 shares
  Subscribed and Paid in Capital: R$ 4,780,000,000.00 - 116,896,104,264 shares

                ANNUAL GENERAL AND EXTRAORDINARY GENERAL MEETING
                                OF APRIL 30, 2003

         On April 30, 2003 at 3:00 p.m. the annual general and extraordinary general meeting of BANCO ITAU HOLDING FINANCEIRA S.A. was held in the auditorium at the Bank's head office at Praca Alfredo Egydio de Souza Aranha 100, in the city of Sao Paulo, stockholders being convened through a notice published in the newspapers "Gazeta Mercantil", editions of April 15, (page B-1), April 16 (page B-1) and April 17, 2003 (page B-1) and "Diario Oficial do Estado de Sao Paulo", editions of April 15 (page 49), April 16 (page 39) and April 17, 2003 (page 63), with the following AGENDA:

Items on the agenda of the Annual General Meeting

1. to be informed of the Management Report, the Opinions of the Fiscal Council, and the Independent Auditors and examine, for subsequent approval, the Balance Sheets, Financial Statements and Explanatory Notes for the fiscal year ended December 31, 2002;

2.  to elect the members of the Administrative, Consultative and Fiscal
    Councils;

3. to establish the amount to be allocated for the compensation of the members of the Administrative and Consultative Councils, the Board of Directors and the International Consultative Committee as well as that of the Fiscal Council;

Items on the agenda of the Extraordinary General Meeting:
4. to examine the Administrative Council's proposal for: a) cancellation of the common book entry shares issued by the bank itself, held as treasury stock, but without implying any reduction in capital stock value; b) as a consequence, altering the first sentence in Article 3 of the Articles of Association..

         With the signatures in the appropriate register indicating the presence of stockholders representing more than two thirds of the voting stock, and additionally, members of the administrative council and a fiscal councilor of the company as well as representatives of PricewaterhouseCoopers Auditores Independentes, the meeting was declared open with, pursuant to statutory requirements, its presidency being assumed by Dr. Roberto Egydio Setubal, CEO, who invited the stockholder, Carlos Roberto Zanelato to act as secretary, thus completing the presiding officials.

         The President then began by examining the first item on the agenda of the Annual General Meeting with respect to the approval of the accounts for the fiscal year 2002. He explained that the Balance Sheet, Financial Statements, Explanatory Notes, Management Report and the Independent Auditors Reports for the respective fiscal year ending December 31, 2002, had been published in the March 28, 2003 edition of the newspapers "Gazeta Mercantil" (page 10) and the


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BANCO ITAU HOLDING FINANCEIRA S.A.                                        Page 2
Annual General and Extraordinary General Meeting of April 30, 2003

"Diario Oficial do Estado de Sao Paulo" (pages 32 and 141), thus obviating the requirement to published the notice pursuant to Article 133 of Law 6404/76. It was further explained that, additionally, analogous documents relating to the first semester ending June 30, 2002 had been published in the same way in the August 17, 2002 edition of the "Diario Oficial do Estado de Sao Paulo" (pages 8 and 13) and the edition of August 19, 2002 of the "Gazeta Mercantil" (page A-9).

         Having submitted the statement of accounts for due examination and discussion, the General Meeting decided unanimously and with the abstention of members of the management who are also stockholders, to approve the management accounts relative to the fiscal year 2002, particularly with respect to the partial offsetting of the loss recorded for the fiscal year through the use of the following reserves: "Capital Reserves - Reserve for Restatement of Securities held as Stockholders' Equity - Stock Exchanges (R$ 13,443.14)", "Capital Reserves - Special Reserve - Law 8,200 (R$ 170,958.91)" and "Revenue Reserves - Statutory BFB - Income realized in 2001 (R$ 8,101,825.28).

         Proceeding further, the President informed that it was the Meeting's responsibility to establish the numbers to sit on the Administrative Council, to elect its members and the Consultative Councilors for the next annual term of office, which will run until the inauguration of those elected by the annual general meeting of 2004, as well as establish the global and annual amounts of compensation due to the corporate statutory bodies (Administrative Council, Board of Directors, Consultative Council and the International Consultative Committee). The President also clarified that payment of compensation due to the controlled companies would also be made, albeit included within the said global amounts.

         Addressing the meeting further, the President said that Dr. Luiz Assumpcao Queiroz Guimaraes had requested that he not be considered for reelection as a member of the Administrative Council. Dr. Roberto Egydio Setubal recalled the admission of Dr. Luiz Guimaraes to Duratex S.A. in July 1960 as Industrial and Financial Manager, followed by his election as a Director of Itau S.A. Corretora de Valores Mobiliarios e Cambio in January 1969 and of Banco Itau de Investimento S.A. in December 1974. He became Technical Director for the Financial Area of Banco Itau S.A. in September 1974, building a solid professional career, assuming the functions of Managing Director, Executive Vice-President and Senior Vice-President up to 1995, when having reached the age limit for executive functions, he became a member of the Administrative Council and from 1999, also of the Internal Controls Committee.

         The Meeting decided to register its gratitude to Dr. Luiz Assumpcao Queiroz Guimaraes in the minutes for the important services rendered and his contribution to the growth achieved by Banco Itau S.A.

         The stockholder Dr. Asterio Gomes de Brito then took the floor and proposed:

a) the appointment of 14 (fourteen) positions on the Administrative Council, electing to be a member of it, the stockholder, FERNAO CARLOS BOTELHO BRACHER, Brazilian, married, lawyer, bearer of Brazilian identity RG-SSP/SP 1.309.953, enrolled in the Brazilian taxpayers' register (CPF) under 004.286.808-44, with domicile in the city of Sao Paulo at Av. Paulista, 37
     - 20(0) andar - Sao Paulo (SP), and reelecting the Councilors, qualified as follows: ALCIDES LOPES TAPIAS, Brazilian, married, and lawyer, bearer of Brazilian identity number RG-SSP/SP

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Annual General and Extraordinary General Meeting of April 30, 2003

     3.262.877, enrolled in the Brazilian taxpayers' register (CPF) under 024.054.828-00, with domicile at Av. Brigadeiro Faria Lima, 2055 - 15(0) andar - Sao Paulo-SP; ALFREDO EGYDIO ARRUDA VILLELA FILHO, Brazilian, married, engineer, bearer of Brazilian identity number RG-SSP/SP 11.759.083-6, enrolled in the Brazilian taxpayers' register (CPF) under 066.530.838-88, with domicile at Av. Sansao Alves dos Santos, 102 - 5(0) andar - Sao Paulo-SP; CARLOS DA CAMARA PESTANA, Portuguese, married, lawyer, bearer of foreign resident identity number RNE-SE/DPMAF-W-289499-K, enrolled in the Brazilian taxpayers' register (CPF) under 401.016.577-49, with domicile at Praca Alfredo Egydio de Souza Aranha,100, Torre Itausa, 9o andar - Sao Paulo-SP; HENRI PENCHAS, Brazilian, widower, engineer, bearer of Brazilian identity number RG-SSP/SP 2.957.281, enrolled in the Brazilian taxpayers' register (CPF) under 061.738.378-20, with domicile at Praca. Alfredo Egydio de Souza Aranha, 100 - Torre Conceicao - 12(0) andar - Sao Paulo-SP; JOSE CARLOS MORAES ABREU, Brazilian, widower, lawyer, bearer of Brazilian identity number RG-SSP/SP 463.218, enrolled in the Brazilian taxpayers' register (CPF) under 005.689.298-53, with domicile at Praca Alfredo Egydio de Souza Aranha, 100 - Torre Itausa - Piso Itausa - Sao Paulo-SP; JOSE VILARASAU SALAT, Spanish, married, industrial engineer, National Identification Document (Spain) 37.094.981, enrolled in the Brazilian taxpayers' register (CPF) under 733.732.571-15 with domicile at Av. Diagonal, 621-629 - Torre I - 23(a) Planta - Barcelona - Spain; LUIZ DE MORAES BARROS, Brazilian, married, banker, bearer of Brazilian identity number RG-SSP/SP 126.913, enrolled in the Brazilian taxpayers' register
     (CPF) under 005.348.708-72, with domicile at Av. Paulista, 1938 - 6(0) andar - Sao Paulo-SP; MARIA DE LOURDES EGYDIO VILLELA, Brazilian, divorced, psychologist, bearer of Brazilian identity number RG-SSP/SP 2.497.608-8, enrolled in the Brazilian taxpayers' register (CPF) under 007.446.978-91, with domicile at Praca Alfredo Egydio de Souza Aranha, 100, Torre Itausa, Piso Terraco - Sao Paulo-SP; OLAVO EGYDIO SETUBAL, Brazilian, married, electrical engineer, bearer of Brazilian identity number RG-SSP/SP 505.516, enrolled in the Brazilian taxpayers' register (CPF) under 007.773.588-91, with domicile at Praca Alfredo Egydio de Souza Aranha, 100 - Torre Itausa - Piso Itausa - Sao Paulo-SP; PERSIO ARIDA, Brazilian, divorced, economist, bearer of Brazilian identity number RG-SSP/SP 4.821.348, enrolled in the Brazilian taxpayers' register (CPF) under 811.807.138-34, domiciled at Rua Jeronimo da Veiga, 384 -3o andar - Sao Paulo-SP; ROBERTO EGYDIO SETUBAL, Brazilian, married, engineer, bearer of Brazilian identity number RG-SSP/SP 4.548.549, enrolled in the Brazilian taxpayers' register (CPF) under 007.738.228-52, with domicile at Praca Alfredo Egydio de Souza Aranha, 100, Torre Itausa, 10o andar - Sao Paulo-SP; ROBERTO TEIXEIRA DA COSTA, Brazilian, married, economist, bearer of Brazilian identity number RG-SSP/SP 3.246.995-0, enrolled in the Brazilian taxpayers' register (CPF) under 007.596.358-20, with domicile at Rua Pedro Avancine, 73 - 8(0) andar
     - Sao Paulo-SP, and SERGIO SILVA DE FREITAS, Brazilian, married, engineer, bearer of Brazilian identity number RG-SSP/SP 6.523.309, enrolled in the Brazilian taxpayers' register (CPF) under 007.871.838-49, with domicile at Praca Alfredo Egydio de Souza Aranha, 100 - Torre Eudoro Villela, 6o andar
     - Sao Paulo-SP;

b) the appointment of 6 (six) positions as a members of the Consultative Council, reelecting the following persons, qualified below,: DANIEL MACHADO DE CAMPOS, Brazilian, married, economist, bearer of Brazilian identity number RG-SSP/SP 512.471, enrolled in the Brazilian taxpayers' register
     (CPF) under 003.456.878-68, with domicile at Rua Coronel Oscar Porto,208 - Sao Paulo - SP; FERNANDO DE ALMEIDA NOBRE NETO, Brazilian, married, lawyer, bearer of Brazilian identity number RG-SSP/SP 3.931.092, enrolled in the Brazilian taxpayers' register


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BANCO ITAU HOLDING FINANCEIRA S.A.                                        Page 4
Annual General and Extraordinary General Meeting of April 30, 2003

     (CPF) under 002.936.448-53, with domicile at Rua Butanta, 461, 5(0) andar - Sao Paulo-SP, JOAQUIM FRANCISCO MONTEIRO DE CARVALHO, Brazilian, married, engineer, bearer of Brazilian identity number RG-IFP/RJ 456.248, enrolled in the Brazilian taxpayers' register (CPF) under 007.906.057-91 with domicile at Av. Rio Branco 80, 11o andar - Rio de Janeiro-RJ; LICIO MEIRELLES FERREIRA, Brazilian, married, industrialist, bearer of Brazilian identity number RG-SSP/SP 280.844, enrolled in the Brazilian taxpayers' register (CPF) under 006.528.148-91 with domicile at Rua Marcos Melega, 150, apto 51 - Sao Paulo-SP; LUIZ EDUARDO CAMPELLO, Brazilian, married, industrialist, bearer of Brazilian identity number RG-SSP/SP 469.836, enrolled in the Brazilian taxpayers' register (CPF) under 007.362.288-53 with domicile at Rua Nicaragua, 220 - Sao Paulo-SP and OLAVO DE QUEIROZ GUIMARAES FILHO, Brazilian, married, industrial chemist, bearer of Brazilian identity number RG-SSP/SP 195.546, enrolled in the Brazilian taxpayers' register (CPF) under 008.134.948-34 with domicile at Av. Higienopolis,370 - apto. 10 - Sao Paulo-SP;

c) the maintenance of the global and annual amount for the compensation of the members of the statutory bodies mentioned below in an amount not exceeding R$ 55.000.000,00 (fifty-five million Reais), this amount to be allocated as follows: a) R$ 12,500,000.00 to the Administrative Council, Consultative Council and the International Consultative Committee; b) R$ 42,500,000.00 to the Board of Directors, excluding those directors who are also members of the Administrative Council.

         All corroborative documentation indicating the necessary conditions for eligibility of the above persons having been verified as correct pursuant to Articles 146 and 147 of Law 6,404/76, to National Monetary Council Resolution 3,041/02 and Article 3 of the Brazilian Securities Commission (CVM) Instruction 367/02, and having been discussed and voted, the proposals tabled by the stockholder, Dr. Asterio Gomes de Brito were approved, with those elected abstaining from voting.

         The President then informed the meeting that the final item on the agenda of the Annual General Meeting was the election of the Fiscal Council for the next annual term of office.

         Giving the floor again to the shareholders, the following were indicated as members sit on the Fiscal Council to represent the preferred shareholders:

a) Prof. IRAN SIQUEIRA LIMA, Brazilian, married, economist, bearer of Brazilian identity number RG/CORECON-1(a) Regiao n(0) 4587, enrolled in the Brazilian taxpayers' register (CPF) under 035.001.957-68, with domicile in the city of Sao Paulo at Av. Prof. Luciano Gualberto, 908 - FEA-3 - Cidade Universitaria, as effective member, and Dr. WALTER DOS SANTOS, Brazilian, married, business administrator, bearer of Brazilian identity number RG-SSP/SP 2.111.724, enrolled in the Brazilian taxpayers' register (CPF) under 005.726.838-04, with domicile in the city of Sao Paulo at Rua Nelo Bini, 155 - apto. 131, as deputy member;

b) Mr. JOAO JOSE CAIAFA TORRES, Brazilian, married, accountant, bearer of Brazilian identity number CRC/MG 10.820, enrolled in the Brazilian taxpayers register (CPF) under 010.570.496-20, and domiciled in Brasilia
     (DF) at SQS n(0) 206, Bloco A, apto. 404, Asa Sul, as effective member, and Mr. JOSE ANTONIO GHIRARDELLO, Brazilian, married, retired bank employee, bearer of Brazilian identity number RG-SSP/SP 21250182 enrolled in the Brazilian taxpayers'

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BANCO ITAU HOLDING FINANCEIRA S.A.                                        Page 5
Annual General and Extraordinary General Meeting of April 30, 2003

     register (CPF) 045.651.508-91 and domiciled in the city of Sao Paulo at Rua Francisco Isoldi, 351, as deputy member.

         In the light of these nominations, the President suspended the Meeting's proceedings to allow the holders of the preferred shares to register their votes.

         Reinitiating proceedings, the President determined that the Secretary verify and count the votes, the result being the election by the holders of the preferred shares of Prof. IRAN SIQUEIRA LIMA and Dr. WALTER DOS SANTOS, as qualified above, to comprise the Fiscal Council in the positions of effective member and deputy, respectively.

         Subsequently, Dr. Henri Penchas, representing the stockholder Itausa - Investimentos Itau S.A., proposed:

a) to elect as effective members of the Fiscal Council as representatives of the majority stockholders Dr. GUSTAVO JORGE LABOISSIERE LOYOLA, Brazilian, married, PhD in economy, bearer of Brazilian identity number RG-SSP/DF 408.776, enrolled in the Brazilian taxpayers' register (CPF) under 101.942.071-53, with domicile in Sao Paulo-SP, at Rua Estados Unidos, 498, and Dr. ALBERTO SOZIN FURUGUEM, Brazilian, married, economist, bearer of Brazilian identity number RG/CORECON 1(a)Regiao n(0) 2808-8, enrolled in the Brazilian taxpayers' register (CPF) under 046.876.477-15, with domicile in Rio de Janeiro-RJ, at Av. Rio Branco, 45 - sala 1914, and, as their respective deputies, Dr. JOSE MARCOS KONDER COMPARATO, Brazilian, married, engineer, bearer of Brazilian identity number RG-SSP/SP 1.446.416, enrolled in the Brazilian taxpayers' register (CPF) under 005.902.588-34, with domicile in the city of Sao Paulo at Rua dos Caetes, 619 - 2(0)andar, and Dr. JOSE ROBERTO BRANT DE CARVALHO, Brazilian, married, retired bank director, bearer of Brazilian identity number RG-SSP/SP 4.517.092, enrolled in the Brazilian taxpayers' register (CPF) under 038.679.008-68, with domicile in the city of Sao Paulo at Rua Conselheiro Torres Homem, 228;

b) to set at R$ 7,500.00 (seven thousand five hundred Reais) and R$ 2,500.00 (two thousand five hundred Reais) the monthly compensation due to the effective members and their deputies, respectively.

         The proposal of the stockholder, Itausa - Investimentos Itau S.A. was duly examined and unanimously approved.

         All corroborative documentation indicating the necessary preconditions for eligibility of the above persons was verified as correct pursuant to Articles 146 and 147 of Law 6404/76, to Resolution 3,041/02 of the National Monetary Council and Article 3 of the Brazil Securities Commission (CVM) Instruction 367/02, with the exception of the Fiscal Councilor, Gustavo Jorge Laboissiere Loyola, who since he holds a position on the Administrative Council of another Financial Institution, was exempted from complying with the provision of subsection I of Paragraph 3 Article 147 of Law 6,404/76 as amended by Law 10,303/01.

         Consequently, the President declared the Fiscal Council duly installed to operate until the 2004 Annual General Meeting and to be comprised as follows:

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BANCO ITAU HOLDING FINANCEIRA S.A.                                        Page 6
Annual General and Extraordinary General Meeting of April 30, 2003

                                 FISCAL COUNCIL
                                 --------------

                     Effective Members
                     GUSTAVO JORGE LABOISSIERE LOYOLA
                     IRAN SIQUEIRA LIMA
                     ALBERTO SOZIN FURUGUEM

                     Deputy Members
                     JOSE MARCOS KONDER COMPARATO
                     WALTER DOS SANTOS
                     JOSE ROBERTO BRANT DE CARVALHO

         Proceeding to the examination of the agenda of the extraordinary general meeting, the President requested the Secretary to read the following

                       "ADMINISTRATIVE COUNCIL'S PROPOSAL
                       ----------------------------------

Stockholders,

         The Administrative Council of BANCO ITAU HOLDING FINANCEIRA S.A. believes that it is opportune to submit the following for the examination and approval of the General Stockholders Meeting:

         I - CANCELATION OF OWN SHARES HELD AS TREASURY STOCK
         - to cancel 646,481,800 common shares issued by the bank itself, held as treasury stock, and bought back according to the Administrative Council's authorization of March 24, 2003, pursuant to CVM Instructions 10/80 and 268/97, without reducing the capital stock, through the transfer of R$ 118,687,096.83, held in "Capital Reserves - Reserve for Share Issue Premium";

         II - ALTERATION IN THE ARTICLES OF ASSOCIATION
         - as a consequence of the preceding item, to alter the first sentence in Article 3 of the Articles of Association for the purpose of recording the new share quantity which will represent the capital, the sentence in question to be reworded as follows:

     "Article 3 - CAPITAL AND SHARES - The capital stock is R$ 4,780,000,000.00 (four billion, seven hundred and eighty million Reais), representing 116,249,622,464 (one hundred and sixteen billion, two hundred and forty-nine million, six hundred and twenty-two thousand, four hundred and sixty-four) book entry shares, with no par value, being 61,351,834,948 (sixty-one billion, three hundred and fifty-one million, eight hundred and thirty-four thousand, nine hundred and forty-eight) common and 54,897,787,516 (fifty-four billion, eight hundred and ninety-seven million, seven hundred and eighty-seven thousand, five hundred and sixteen) preferred shares, the latter without voting rights but having the following advantages: I - priority in receiving the minimum non-cumulative annual dividend of R$ 0.55 (fifty-five centavos of one Real) per one thousand-share block, to be adjusted accordingly in the case of a stock split or reverse split; II - in the event of an eventual sale of the controlling stake,


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BANCO ITAU HOLDING FINANCEIRA S.A.                                        Page 7
Annual General and Extraordinary General Meeting of April 30, 2003

     the right to be included in the public tender offer for acquiring shares thus assuring the latter shares the right to the price equal to 80% (eighty per cent) of the value paid to each voting share comprising the controlling stake, guaranteeing the dividend at least equal to that of the common shares.'

         Finally, it is proposed to publish the meeting's minutes omitting the names of the stockholders present pursuant to Article 130, Paragraph 2 of Law 6404/76.

         This is the proposal which we submit for the examination of the Stockholders. Sao Paulo-SP, April 10, 2003. (signed) Olavo Egydio Setubal - Chairman; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tapias, Henri Penchas, Luiz Assumpcao Queiroz Guimaraes, Luiz de Moraes Barros, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa and Sergio Silva de Freitas - Councilors."

         Prior to submitting the "Administrative Council's Propisal" for the meeting's examination, the President stated that the Fiscal Council had opined favorably on the cancellation of 646,481,800 common book entry shares currently held as treasury stock and the consequent alteration to the Articles of Association pursuant to Article 163, III of Law 6,404/76.

         The "Administrative Council's Proposal" was then put to the meeting for discussion and voting, the said proposal being fully and unanimously approved.

         Finalizing the items on the agenda, the President informed that new wording in Article 3 of the Articles of Association would come into effect as soon as the decisions taken by this meeting had been ratified by the Central Bank of Brazil and all other legal formalities complied with.

         There being no further matters on the agenda, the President thanked the presence of all and declaring the meeting closed, determining the transcription of these minutes. The latter, having been read and approved, were signed by all the stockholders present. Sao Paulo-SP, April 30, 2003. (signed) Roberto Egydio Setubal - President; Carlos Roberto Zanelato - Secretary;...

         I CERTIFY THAT THE PRESENT IS AN EXACT COPY OF THE ORIGINAL
                    TRANSCRIBED IN THE MINUTES REGISTER.
                        Sao Paulo-SP, April 30, 2003.


                           ALFREDO EGYDIO SETUBAL
                         Investor Relations Director